AGREEMENT OF SALE
BY AND BETWEEN
COLUMBIA PROPERTIES VICKSBURG, LLC
“SELLER”
AND
NEVADA GOLD VICKSBURG, LLC
“BUYER”

AGREEMENT OF SALE
     This Agreement of Sale is made and entered into as of November 12, 2007, by and between Seller and Buyer.
ARTICLE I.
DEFINITIONS
1.01. For the purposes of this Agreement, the parties agree that the following terms shall have the following meanings:
(a)	Act: As defined in Section 6.01.

(b)	Affiliate: With respect to any Person, (a) any officer, director, manager, or holder of more than ten percent (10%) of the outstanding shares or equity interest of such Person, (b) such Person’s spouse and the parents, grandparents, brothers and sisters, children, and grandchildren of such Person or of such Person’s spouse, or (c) any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. A Person shall be deemed to control another Person if the controlling Person, directly or indirectly, possesses the power to direct or cause the direction of the management and policies of the controlled Person, whether through ownership of voting securities, by contract, or otherwise.

(c)	Adjustment: As defined in Section 14.02.

(d)	Agreement: This Agreement by and between Buyer and Seller providing for, among other things, the sale of the Property.

(f)	Building Codes: As defined in Section 8.04.

(h)	Business Day: Any day which is not a Saturday, Sunday or a legal holiday in the state of Nevada.

(i)	Buyer: Nevada Gold Vicksburg, LLC, a Nevada corporation.

(j)	Buyer’s Principals: The persons shown on Exhibit “N”, who shall not change between the date of this Agreement and the date of Closing.

(k)	Buyer’s Recoverable Losses: As defined in Section 9.03.

(l)	Casualty Credit: As defined in Section 14.02.

(m)	Claim(s): As defined in Section 9.08.

(n)	Claim Notice: As defined in Section 9.08.

(o)	Change of Control of Buyer: A change of more than 51% of the ownership of

Buyer or a change of voting control of Buyer.
(p)	Closing Date: The date on which the transactions described in this Agreement are consummated, which shall be on or before the third Business Day after the Buyer obtains a gaming license for the Hotel/Casino from the Gaming Authority and upon which the staff of the Gaming Authority is available to supervise the Closing.

(q)	Closing Statement: As defined in Section 5.01.

(s)	Deposit: As defined in Section 3.02.

(t)	Environmental Laws: Means any and all applicable Laws which (1) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including without limitation protection of the health and safety of employees; or (2) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C Section 9601 et seq.), or any other law of similar effect.

(u)	Escrow Agent: Chicago Title Insurance Company acting pursuant to the Escrow Agreement attached as Exhibit “O” and of even date and execution herewith among it, Buyer and Seller.

(v)	FCC License(s): The license(s) to operate a base station and two-way security radios at the Hotel/Casino, attached hereto as Exhibit “L.”

(w)	Fixtures: All fixtures owned by Seller and placed on, attached to, or located at and used in connection with the operation of the Hotel/Casino.

(x)	Gaming Authority: The Mississippi Gaming Commission and any successor government authority that may be charged with its responsibilities.

(y)	General Liability Period: As defined in Section 9.01.

(z)	Hotel/Casino: The hotel, Vessel and accessory buildings and facilities commonly known as the Horizon Casino and Hotel, having as its street address 1310 Mulberry Street, Vicksburg, MS 39180.

(aa)	House Funds: Cash on hand for Hotel/Casino manager’s petty cash fund and cashiers’ banks.

(bb)	Knowledge: As defined in Section 7.17.

(cc)	Land: Those certain parcels of land located in the City of Vicksburg, County of Warren, State of Mississippi, as more particularly described in Exhibit “A” to this Agreement, and all right, title and interest in and to all rights, privileges and easements appurtenant thereto.
(dd)	Leases: Leases, occupancy and concession agreements which are currently held by Seller and utilized in the operations of the Hotel/Casino and listed as Exhibit “I.”

(ee)	License: As defined in Section 4.02(a).

(ff)	License Coordinator: As defined in Section 4.02(b).

(gg)	License Period: As defined in Section 4.02(a).

(hh)	Licensed Consumables: As defined in Section 1.01(uu)(ii).

(ii)	Licensed Marks: Certain System Marks listed on Exhibit “P-1” which will be subject to the License set forth in Section 4.02.

(jj)	Master Agreement: The Amended and Restated Master Purchase and Sale Agreement between the City of Vicksburg, Mississippi and Seller dated October 24, 2003.

(kk)	Master Agreement Release: A release of Seller and its Affiliates from liability under the Master Agreement in the form attached as Exhibit “Y”.

(ll)	Operating Agreements: All service contracts, equipment leases, software license agreements, sign leases, Leases and other contracts, arrangements, understandings and agreements affecting the Hotel/Casino.

(mm)	Master Agreement Estoppel: The estoppel and consent by the City of Vicksburg, Mississippi of the matters provided in 11.02 (f) herein.

(nn)	Operations Settlement: A final accounting as of the Transfer Time prepared by Seller’s accountants in the period between eight o’clock p.m. on the Closing Date and twelve o’clock noon on the day immediately following the Closing Date, the results of which shall be incorporated into a written operations settlement statement which shall be executed by Buyer and Seller and the amount due to Seller thereunder shall be paid for by Buyer on or before noon on the day after the Closing Date. Each party shall bear their own costs of participation in preparation of the Operations Settlement.

(oo)	Other Revenues: All revenues earned from the operation of the Hotel/Casino other than Room Revenues, including, without limitation, gaming revenues, revenues from the sale of food, the sale of alcoholic and nonalcoholic beverages, rental of meeting and banquet rooms, rentals of portions of the Hotel/Casino for operation by third parties, telephone sales, pay television sales, valet and parking services, and other similar revenues, together with any sales tax or other taxes thereon, but excluding the revenues of all portions of the Hotel/Casino which are leased to others.

(pp)	Passenger/Delivery Vehicles: Those certain passenger or delivery vehicles identified in Exhibit “E.”
(qq)	Past Practice: Means the manner in which the business of the Hotel/Casino was conducted prior to the date of this Agreement.

(rr)	Permits: All state, municipal or other licenses or permits currently utilized and necessary for the operation of the Hotel/Casino as identified on Exhibit G.

(ss)	Personal Property: All office, hotel, casino, showroom, restaurant, bar, convention, meeting and other furniture, fixtures, furnishings, appliances, equipment, slot machines, gaming tables and gaming paraphernalia (including parts or inventories thereof), Passenger/Delivery Vehicles, point of sale equipment, two-way security radios and base station, maintenance equipment, tools, signs and signage, office supplies, cleaning supplies in unopened cases or bulk containers or packages; linens (sheets, towels, blankets, napkins), uniforms, silverware, glassware, chinaware, pots, pans and utensils, food, beverage, and alcoholic beverage inventories, customer records, vendor records, records relating to regulatory compliance of the Hotel/Casino, and all other personal property currently utilized in the operation of the Hotel/Casino owned by Seller, and all books, records, files, correspondence and agreements relating to the foregoing, but excluding:
(i)	any personal property covered by equipment leases, licenses or other agreement which Seller is unable to assign or transfer to Buyer after utilizing its best efforts to do so and which are identified on Exhibit “V-1”.

(ii)	any and all signs, menus, stationery, gift shop inventory or other items indicating that the Property is owned and/or operated by or on behalf of Seller or identifying the Property as Horizon Casino and Hotel; or bearing the System Mark, “Horizon” or any other System Mark of Seller’s Affiliates except for forms and consumable items specifically designated in Exhibit “P-2” with an asterisk (*) (“Licensed Consumables”) which shall be included in the sale of the Property on the condition that they may be used only during the License Period and will be destroyed promptly upon the expiration thereof;

(iii)	all records, files and operating manuals of the Hotel/Casino other than records or operating manuals for mechanical equipment included as Personal Property above;

(iv)	all corporate records, files and memorabilia of Seller and any past or present corporate Affiliates or predecessors of Seller;

(v)	any licenses or permits that are not transferable such as gaming licenses or liquor licenses;

(vi)	any personal property of the Hotel/Casino’s employees, and all personal property, trade fixtures, signs, inventory or equipment of any lessee or concessionaire of the Hotel/Casino;

(vii)	any of Seller’s insurance policies and proceeds thereof; and

(viii)	all chips (including “reserve” chips not currently in circulation), tokens or plaquemines, which shall be accounted for and destroyed in accordance with Section 13.06.
(tt)	Prior Title Policy: As defined in Section 12.01(a)

(uu)	Property: A collective term that shall mean substantially all of the assets of Seller utilized in the operation of the Vicksburg Horizon Casino and Hotel located in Vicksburg, Mississippi including Land, Hotel/Casino, Fixtures, Vessel, Corps of Engineers Permits and any other transferable licenses or permits, Inventoried Property, Leases, Licensed Marks, Operating Agreements assigned to and assumed by Buyer in accordance with this Agreement, Passenger/Delivery Vehicles and Personal Property, including without limitation all real property on which the Hotel/Casino operates its business, parking lot operations, office or administrative operations are conducted and all assets of Seller which are otherwise material and reasonably necessary for the conduct of the business of the Seller and substantially the same as presently utilized in a manner consistent with Past Practice.

(vv)	Purchase Price: The amount specified in Article III as the purchase price for the Property.

(ww)	Replacement Guaranty: Seller’s guaranty of the Master Agreement in the form attached as Exhibit “FF” to this Agreement.

(xx)	Room Revenues: All revenues from the rental of guest rooms at the Hotel/Casino, (but excluding any items included in the definition of Other Revenues), together with any sales or other taxes thereon.

(yy)	Seller: shall mean:
Columbia Properties Vicksburg, LLC
740 Centre View Boulevard
Crestview Hills, KY 41017
(zz)	Seller’s Purchase Agreement Breach: As defined in Section 9.03.

(aaa)	Surveys: Those certain surveys of the Land and Hotel/Casino which are referenced in Exhibit “A-1” to this Agreement.

(bbb)	System Mark(s): As defined in Section 4.01.

(ccc)	Territory: As defined in Section 4.02(a).

(ddd)	Threshold: As defined in Section 14.02.

(eee)	Title Insurer: Chicago Title Insurance Company.

(fff)	Title Policy: That certain policy of title insurance to be issued for the benefit of Buyer pursuant to the terms of the Title Insurance Commitment.

(ggg)	Transfer Time: The end of the regulatory gaming day of Seller on the Closing Date.

(hhh)	Tray Ledger: Any accounts receivable for charges up to the Transfer Time of registered guests who have not checked out and who are occupying rooms at the Hotel/Casino on the evening of the Closing Date.

(iii)	Vessel: The vessel known as The Star of Vicksburg, formerly known as the Merimac 3.
ARTICLE II.
ASSETS PURCHASED AND SOLD
2.01. Purchase and Sale; Limited Assumption of Liability
     (a) Subject to the terms and conditions of this Agreement Buyer agrees to purchase, and Seller agrees to sell, convey, transfer and assign all of the rights, title and interest to the Property to Buyer, at the Closing, free and clear of all liens, claims, liabilities, encumbrances and rights or interests of others of any kind (collectively, “Liens”), except as otherwise expressly provided in this Agreement.
     (b) Buyer shall not assume, and shall have no liability under or by reason of this Agreement for, any obligations, duties or liabilities of whatever kind or nature of Seller, other than those liabilities and obligations expressly assumed under this Agreement and the Closing Documents.
2.02. Removal of Other Property

     All items of Personal Property located at the Hotel/Casino, which are not included in the sale and are identified in Exhibit “V-1” hereto, may be removed on the Closing Date and within thirty (30) days after the Closing Date by Seller. Seller shall be responsible for the cost of any repairs necessitated by such removal, but without any obligation on the part of Seller to replace any item so removed. Upon written request to Buyer, Seller may be granted a right of entry into the Hotel/Casino and onto and across the Land and Vessel at reasonable times after the Closing Date and within such thirty (30) day period to effect such removal.
2.03. Operating Agreements
     Seller shall assign and transfer to Buyer at Closing, and Buyer shall assume all of Seller’s rights and obligations arising from and after the Closing Date under the Operating Agreements which are identified in Exhibit “B”, and any renewals or extensions thereof identified to and approved by Buyer prior to Closing, but only to the extent that such assignments are legally and contractually permitted. Prior to the date hereof, Seller has furnished Buyer with copies of all Operating Agreements which are being assigned at Closing, including all written agreements. Buyer shall execute any financial statements, applications, assumption agreements and/or other documents which may be required to: (a) effect the assignment and assumption of any Operating Agreements; and (b) secure Seller’s release from any continuing or contingent liability thereunder. Buyer shall pay all fees and expenses in regard to such assignments or transfers, including any transfer charges necessary to obtain the consent of any party or cancellation charges paid to any party whose consent, if required due to Buyer’s failure to meet such supplier’s commercially reasonable credit qualifications for assumption of and release of Seller from liability under any Operating Agreement, cannot be obtained. Whenever Seller’s release from continuing liability with respect to any Operating Agreement is not forthcoming from the contracting or issuing party, Buyer agrees to indemnify Seller from any liability regarding such Operating Agreement for the period following the Closing.
     Buyer understands and agrees that it is solely Buyer’s responsibility to enter into any and all agreements necessary to conduct business at the Hotel/Casino from and after the Closing Date except for those Operating Agreements set forth on Schedule B which are being assumed at Closing. Buyer shall also be responsible to obtain new licenses and permits for the Hotel/Casino. No licenses or permits will be transferred by Seller in connection with the sale of the Hotel/Casino, other than the FCC License(s) and Corps of Engineers Permit(s).
     Buyer’s failure to obtain any Operating Agreements, licenses or permits which are necessary or convenient to the operation of the Hotel/Casino shall not affect or delay the obligation of Buyer hereunder to purchase the Property except as provided in Section 10.02(c) with respect to the license to be issued by the Gaming Authority. Seller agrees to provide Buyer with reasonable assistance in order to allow Buyer to fully complete and file the applications and other documents related to the foregoing.
ARTICLE III.
PURCHASE PRICE

3.01. Purchase Price; Payment
(a)	The purchase price for the Property (“Purchase Price”) shall be Thirty-Five Million Dollars ($35,000,000) (subject to adjustment as described below).

(b)	For the purpose of this Section, “Net Delivered Equity” means Delivered Assets LESS Delivered Liabilities. “Delivered Assets” means the net book value of the Seller’s current assets as set forth on Seller’s books and records at Closing, which Delivered Assets shall not include cash and cash equivalents of Seller and House Funds. “Delivered Liabilities” includes Seller’s accounts payable incurred in the ordinary course of business and other current liabilities as contained in Seller’s books and records at Closing that are related to obligations assumed by Buyer under this Agreement. The Net Delivered Equity shall be determined in accordance with GAAP (United States) and using the same accounts, accounting methods, assumptions and methodologies as have been historically and consistently used in preparing the internal financial statements of Seller (the “Accounting Principles”). For purposes of this Section 3.01, “Target” shall mean $0.00.

(c)	Seller will, not more than thirty (30) business days before Closing, prepare a written statement setting forth in reasonable detail its determination of the Net Delivered Equity as of the then most recent calendar month end (the “Preliminary Statement”), which such statement shall be delivered to Buyer not less than two (2) business days prior to the Closing for Buyer’s review. The Statement will be prepared in accordance with the Accounting Principles. At Closing, Seller, in consultation with Buyer, will prepare and deliver to Buyer a written statement setting forth in reasonable detail Seller’s determination of the Net Delivered Equity as of the Closing Date (the “Final Statement”), determined in accordance with the Accounting Principles. The Final Statement shall be equitably and ratably adjusted as of the Closing Date to reflect the prorations and adjustments contained in the Closing Statement pursuant to Section 5.01(a) of this Agreement. The Purchase Price will be modified as follows:
(i)	if Net Delivered Equity shown on the Final Statement exceeds the Target, then the Purchase Price will be increased by the amount of such excess; and

(ii)	if Net Delivered Equity shown on the Final Statement is less than the Target, then the Purchase Price will be decreased by the amount of such shortfall.
     (d) The Final Statement will be final, conclusive and binding on the parties unless Buyer provides a written notice (a “Dispute Notice”) to Seller no later than ninety (90) days after the Closing setting forth in reasonable detail Buyer’s disagreement with any part of the Final Statement and the monetary amount of such disagreement. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties. Buyer and Seller will attempt to resolve the matters raised in a Dispute Notice in good faith. Seven (7) business days after delivery of the Dispute Notice, either Buyer or Seller may provide written notice to the other that it elects to submit the disputed items to a “Big Four” accounting firm with which neither Seller nor Buyer has an economic relationship (the “Referee”). The Referee will promptly, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, review only those items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific item and amount in accordance with the Accounting Principles. The fees and expenses of the Referee will be shared equally by Seller and Buyer, and the decision of the Referee with respect to the items of the Final Statement submitted to it will be final, conclusive and binding on the parties. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Referee and to cause the Referee to resolve any dispute no later than thirty days after selection of the Referee. After the resolution of any dispute as described above: (x) if Net Delivered Equity, as adjusted in accordance with the determination of the Referee, exceeds the Net Delivered Equity, as set forth in the Final Statement, then Buyer will pay to Seller the amount of such overage within three (3) days after such resolution; and (y) if Net Delivered Equity, as adjusted in accordance with the determination of the Referee, is less than Net Delivered Equity, as set forth in the Statement, Seller, shall pay to Buyer the amount of such shortfall within three (3) days after such resolution.
(e)	The Purchase Price shall be paid in the following manner:
(i)	Escrow Agent shall deliver the Deposit to Seller in accordance with the Escrow Agreement.

(ii)	to the extent Buyer is unable to provide the entire Purchase Price in cash at the Closing, the Buyer will execute and deliver to Seller a promissory note in the form of Exhibit “C” attached hereto with the principal amount of up to $5 million, with interest at the rate of 1% per annum in excess of the applicable interest rate in mezzanine financing provided to Buyer by CIBC (or such other financing source utilized by Buyer if CIBC provides no such financing), and with all principal and all accrued interest due and payable three (3) years after the Closing (the “Note”); and

(iii)	at the Closing, Buyer will pay Seller the balance of the Purchase Price, less the amount of the Deposit and the principal amount of the Note, by wire transfer of immediately available funds.
     The Purchase Price shall be allocated as agreed between the parties within ninety (90) days after the date of Closing and that the allocation shall be consistent with the Accounting Principles and with the Internal Revenue Code of 1986, as amended. The parties shall use the foregoing allocation for all matters in which it is relevant, including, without limitation, all filings with federal, state and local authorities.
3.02. Deposit

     Prior to the close of business on Tuesday, November 13, 2007, Buyer shall deposit the amount of TWO MILLION DOLLARS ($2,000,000) (the “Deposit”) with Escrow Agent. The Deposit shall (subject to collection of funds) be applied in accordance with the terms of this Agreement and the Escrow Agreement. Interest earned on the Deposit shall follow the application of the principal.
ARTICLE IV.
SERVICE MARKS
4.01. Rights of Seller
     Buyer understands that the name “Horizon Casino” is the name applied to a system of hotel/casinos operated by Seller and Seller’s Affiliates. Buyer recognizes Seller’s exclusive right to the name “Horizon” and all service marks, trademarks, copyrights, trade names, patents, fictitious firm names, color arrangements, designs, logos and other registrations now or hereafter held or applied for in connection therewith (collectively, the “System Mark” or “System Marks”), and Seller’s right, title and interest in and to, any System Marks, including but not limited to the trade name “Horizon” and the trademarks and service marks listed in Exhibit “P-1” relating to and/or used in the ownership, use and/or operation of the Hotel/Casino and all goodwill associated therewith, directly or indirectly relating thereto and/or used in the ownership, use and/or operation of the Hotel/Casino and disclaims any right or interest therein, regardless of the legal protection afforded to such System Marks. Except as provided in Section 4.02, with respect to the Licensed Marks, Buyer agrees not to use the name “Horizon,” or any variation of such name or word, or any System Mark of Seller or any subsidiary (direct or indirect) or related entity in connection with the operation of the Hotel/Casino or any other business. This Section shall survive Closing and be enforceable by Seller and any other party owning such System Marks by any means available at law or equity, including injunctive relief, which Buyer agrees is an appropriate remedy.
4.02. License of Licensed Marks
(a)	License. Seller grants to Buyer the non-exclusive, personal and non-transferable right (the “License”) to use the Licensed Marks for a period of six (6) months after Closing for the purposes specified in Exhibit “Q” (the “License Period”) unless the License is earlier terminated pursuant to the terms of this Section. Buyer shall only use the Licensed Marks in connection with its operation of the Hotel/Casino and the Licensed Marks may be used, published or advertised for the benefit of the Hotel/Casino only within the State of Mississippi and states contiguous thereto (the “Territory”). In no event shall Buyer use the Licensed Marks in its or its Affiliates corporate name. No license of any other System Mark is granted. At all times during the License Period, Buyer shall maintain signs (of size, content, location and number all to be approved in writing by Seller, in its reasonable discretion) advising the public, and otherwise in all forms of advertisement, advising the public, that there is no affiliation between the Hotel/Casino and Buyer and Seller or any of Seller’s Affiliates.

(b)	Use of the Licensed Marks. Buyer agrees that all uses including, without limitation, display, advertising and/or promotional activities relating to and/or incorporating the Licensed Marks by Buyer shall be of such style, appearance and quality as to be suited to exploitation to the advantage and enhancement of the Licensed Marks and the goodwill pertaining thereto. Buyer shall maintain a level of quality in the use of the Licensed Marks and operation and maintenance of the Hotel/Casino, which is at least commensurate with Seller’s practiced standards as of the date of this Agreement. Whenever Buyer uses the Licensed Marks in advertising or in any other manner in connection with the operation of the Hotel/Casino, Buyer shall clearly indicate Seller’s ownership of the Licensed Marks. Licensed Consumables shall be clearly marked with stickers containing a statement, disclaiming affiliation with Seller and Seller’s Affiliates and disclosing that use is pursuant to this License, in form approved in advance by Seller. Buyer shall provide the General Counsel of Seller, or her designee (the “License Coordinator”), with samples of all signs, advertising, promotional material, literature, packages and labels prepared by or for Buyer and intended to be used by Buyer to obtain prior written approval by Seller; provided, however, Buyer shall not be required to obtain prior written approval for the use of the Licensed Marks from Seller if Buyer’s use of the Licensed Marks continues the use of such marks in the same manner, scope and content as the Licensed Marks are currently used by Seller. The License Coordinator, on behalf of Seller, shall have a period of fourteen (14) calendar days to approve in his or her sole and absolute discretion, the use of the Licensed Marks by Buyer. Seller’s failure to respond within such period shall be deemed an acceptance of Buyer’s request. Buyer’s license to use the Licensed Marks shall terminate if Buyer uses the Licensed Marks outside of the Territory or uses the Licensed Marks on a sign, in advertising, on promotional materials, in literature, packages or labels which has not been so approved by the License Coordinator. When using the Licensed Marks, Buyer undertakes to comply with all laws pertaining to the Licensed Marks in force at any time in the State of Mississippi and, to the extent applicable, United States federal law. Buyer shall not, after the expiration of the License, adopt or use any trademark, service mark or trade name in connection with any goods or services which in whole or in part is confusingly similar to the Licensed Marks. Except as provided in Section 11.02(l), nothing contained in this Agreement shall restrict or restrain Seller or Seller’s Affiliates in any fashion whatsoever from the right to use, register and/or further license or sublicense any System Mark.

(c)	Protection of the Licensed Marks. Buyer recognizes Seller’s ownership of the Licensed Marks and agrees that it will not, during the License Period or at any time thereafter, (a) attack the title or any rights of Seller or its Affiliates in and to the Licensed Marks; (b) claim adversely to Seller or anyone rightfully claiming through Seller any right, title, or interest in and to the Licensed Marks except as provided for in this Agreement; (c) knowingly misuse or harm or bring into dispute the Licensed Marks; or (d) claim or assert any right, title or interest in the Licensed Marks or in any trademark including a Licensed Mark as a part thereof, other than pursuant to the provisions of this Agreement or as may be required by operation of law. Buyer agrees to cooperate fully and in good faith with Seller for the purpose of securing and preserving Seller’s rights in and to the Licensed Marks.
(d)	Inspections. To ensure Buyer’s compliance with this Agreement, at any time throughout the License Period (and from time to time thereafter as necessary to assure compliance with this Agreement), agents of Seller may conduct inspections (“Inspections”) on the premises of the Hotel/Casino and of all materials on which any of the Licensed Marks appear. If Seller in its reasonable judgment believes that Buyer has not maintained the requisite level of quality at the Hotel/Casino or has violated this Agreement in respect of any of the Licensed Marks (a “Violation”), Seller will provide Buyer with written notice of such belief and Buyer will have a period of ten (10) calendar days to cure all violations at its sole cost and expense; provided, however, that Seller shall not be responsible for any costs or expenses associated therewith. If Buyer has failed to cure any Violation to Seller’s satisfaction, in the reasonable discretion of Seller, on or before the last day to cure the noticed Violation, Seller shall have the absolute right to forthwith terminate this License upon five (5) calendar days’ prior written notice to Buyer. Upon the termination of this License for any reason whatsoever, Buyer shall have no right to exploit or in any way use the Licensed Marks (or any of them). Upon such termination, Buyer shall forthwith take (or cause to be taken) any and all such action as may be required to discontinue use of the Licensed Marks (and any variation thereof, or any mark or marks confusingly similar thereto) within fifteen (15) calendar days thereafter, and Buyer shall thereby irrevocably release and disclaim any right or interest in or to the Licensed Marks, and shall forthwith have no right to make any use whatsoever of the Licensed Marks.

(e)	Destruction of Licensed Marks. Upon termination of this License for any reason, Buyer shall destroy at its own expense all signs or personal property (including without limitation, slot machine signs, building signs, ashtrays, office supplies, linen, glassware, paper goods, promotional items, guest checks, uniforms, carpets, and upholstery) bearing the Licensed Marks.

(f)	Infringement. In event that a Licensed Mark is infringed upon by a third party, Seller shall have the sole right to sue for infringement and to recover and retain any and all damages. Seller need not initiate suit against alleged imitators or infringers of the Licensed Marks. Buyer shall cooperate, at Seller’s cost and expense, with Seller when any such suit is brought by Seller or defended by Seller unless such suit is caused by an act or omission or act of Buyer in which case the cost of such litigation shall be paid by Buyer. Buyer shall have the obligation to notify Seller of any infringement of the Licensed Marks of which it has knowledge.

(g)	Duty to Insure/Indemnify. Buyer agrees to indemnify, defend, and hold harmless Seller and Seller’s Affiliates, against any proceeding instituted by any third party against Seller or Seller’s Affiliates, or any combination of them, arising out of any activities of Buyer pursuant to the License and Buyer’s use of the Licensed Marks against any costs, damages or penalties that may be imposed on Seller or Seller’s Affiliates. Buyer shall obtain and maintain occurrence based commercial general liability insurance in the amount of $20,000,000 per occurrence during the License Period. In connection with such obligation, Buyer shall furnish Seller on the Closing Date an Accord Certificate of Insurance establishing that such insurance is in effect and will not be cancelled or modified in less than 30 days’ prior written notice to Seller. Seller and its Affiliates shall be named as additional insureds under the insurance policy.

(h)	Termination of License. The License shall immediately terminate upon:
(i)	the expiration of the License Period and, as to each specific purpose, the expiration of the License Period applicable to such purpose;

(ii)	the use of a Licensed Mark outside of the Territory or at facility other than the Hotel/Casino;

(iii)	Buyer, Buyer’s Principals or any of Buyer’s managers or members or legal or beneficial owners are determined to be unsuitable or unqualified under the laws of any jurisdiction by the applicable gaming authority of that jurisdiction and such Person has not been terminated or otherwise removed by Buyer within thirty (30) days following such determination;

(iv)	Buyer’s failure to maintain signs approved in writing or deemed approved by Seller advising the public that there is no affiliation between Buyer and Seller;

(v)	Buyer’s commencement of any business at the Hotel/Casino that is materially different from any business currently being conducted at the Hotel/Casino;

(vi)	the use of a Licensed Mark in a manner that has not been approved in this Section 4.02 or in writing by Seller’s License Coordinator;

(vii)	Buyer’s failure to comply with Mississippi state or federal law relating to the use of the Licensed Marks;

(viii)	the assignment or transfer of the License granted herein to any person other than Buyer;

(ix)	the filing of bankruptcy by Buyer;

(x)	any other breach of the License, which breach is not cured within thirty (30) days after Seller delivers written notice thereof to Buyer.

Notwithstanding the foregoing, Buyer’s license to use the chips, tokens and plaquemines bearing Seller’s System Marks, pursuant to Section 4.02 of this Agreement shall not terminate except in the instances identified in subsections (i), (ii)(but only as to use of the chips, tokens and plaquemines); (iii), (vi), (viii), (ix) or (x).
(i)	Buyer’s Default. If Buyer defaults under the License granted pursuant to this Section 4.02 and in the other circumstances described in Section 4.02(h) above, Sellers may do any and all of the following: (i) obtain injunctive relief; (ii) terminate this License by notice to Buyer, and/or (iii) seek damages from Buyer.

(j)	Attorneys’ Fees and Costs. If Buyer or Seller brings any suit or other proceeding with respect to the License, the Licensed Marks or any other matter contained in this Agreement, the prevailing party (as determined by the court, agency or other authority which adjudicates such suit or proceedings) shall, in addition to such other relief as may be awarded, be entitled to recover reasonable attorneys’ fees, expenses and costs of litigation as actually incurred.
ARTICLE V.
PRORATIONS AND ADJUSTMENTS
5.01. Closing Statement/Operations Settlement
(a)	Closing Statement. Taxes; rents; revenues and expenses pertaining to assigned Operating Agreements; prepaid utility charges; and material deviations, if any, in the amount of inventoried Personal Property at the Hotel/Casino, occurring in the period between the first and second inventories provided for in Section 11.01, shall be prorated between Buyer and Seller pursuant to a written closing statement to be prepared by Buyer and Seller and executed by Buyer and Seller at the Closing (the “Closing Statement”). Any additional amounts owed by Buyer or credits due to Buyer shall be reflected in such Closing Statement and the Purchase Price shall be adjusted accordingly.

(b)	Operations Settlement. Room Revenues for the night of the Closing Date; prepaid deposits for confirmed reservations for Hotel/Casino facilities and services for periods after the Transfer Time; and the purchase price for the Tray Ledger shall be determined by the Operations Settlement. Any amounts determined to be due and owing to Seller pursuant to the Operations Settlement shall be paid for by Buyer, by cashier’s or certified check payable directly to Seller (and not by way of endorsement) or by wiring of federal funds to the account designated by Seller, no later than 12:00 noon (Central Time) on the day immediately following the Closing Date.
5.02. Taxes
     At Closing, all real estate and tangible personal property taxes for the year of the Closing shall be prorated as of the Closing Date (with Buyer to pay taxes attributed to the Closing Date and all periods thereafter) using the latest available tax rates and assessments. Personal property taxes for the year of sale shall be adjusted in favor of and paid by Seller. Real property taxes for the year of sale shall, unless theretofore paid by Seller, be adjusted in favor of and paid by Buyer. If Seller shall have paid real property taxes for the year of sale, then real property taxes shall also be adjusted in favor of Seller. Seller shall have no obligation to readjust such pro-rations after the Closing. Seller shall pay general real estate and tangible personal property taxes and all special taxes or assessments for all years prior to the year of the Closing, except that, if any assessment against the Property is payable in installments, the Buyer shall pay any and all of such installments which may be paid after the Closing Date, and any installment relating to the year of Closing shall be prorated as of the Closing Date (with Buyer to pay all portions of such installment attributed to the Closing Date and all periods thereafter). Any tax refunds or rebates occurring or accruing before the Closing Date shall remain the property of Seller. All taxes or assessments becoming a lien on the Property on or after the Closing Date or which become due and payable on or after the Closing Date shall be paid by Buyer.

5.03. Utilities
     Prior to the Closing, Seller shall notify all utility companies servicing the Property of the anticipated change in ownership of the Property and request that all billings after the Transfer Time be made to Buyer at the Hotel/Casino address. Utility meters will be read, to the extent that the utility company will do so, during the daylight hours on the Closing Date, with charges to that time paid by Seller and charges thereafter paid by Buyer. Prepaid utility charges shall be adjusted on the Closing Statement and paid for at Closing. Charges for utilities which are un-metered, or the meters for which have not been read on the Closing Date, will be prorated between Buyer and Seller as of the Transfer Time based upon utility billings received after Closing. Seller or Buyer, as appropriate, shall, upon receipt, submit a copy of the utility billings for any such charges to the other party and such party shall pay its pro-rata share of such charges to the party requesting payment within seven (7) days from the date of any such request. This obligation shall survive Closing.
     Buyer shall be responsible for paying, before the Closing, all deposits required by utility companies in order to continue service at the Hotel/Casino for periods after the Transfer Time and shall take any other action and make any other payments required to assure uninterrupted availability of utilities at the Hotel/Casino and the Land for all periods after Closing. Following Closing, all utility deposits made by Seller may be refunded directly to Seller by the utility company holding same.
5.04. Assigned Operating Agreements
     All income and expenses with respect to the assigned and assumed Operating Agreements will be prorated as of the Closing Date (with income and expenses for the Closing Date and thereafter to be allocated to Buyer). There shall be added to the amount due to Seller at Closing, on the Closing Statement, the amount of any rents paid for periods following the Closing Date, security deposits, or other deposits previously paid by Seller under any assigned Operating Agreements, and there shall be deducted from the amount due Seller at Closing, on the Closing Statement, any such amounts paid to and collected by Seller under any Operating Agreements.
5.05. Room Revenues; Reservations; Frequent Player Awards; Tray Ledger, Accounts Receivable and House Funds
(a)	Room Revenues for the night of the Closing Date shall be divided equally between Buyer and Seller pursuant to the Operations Settlement. Other Revenues for the night of the Closing Date shall belong solely to and be retained by Seller.

(b)	Buyer will honor, for its account, the terms and rates of all pre-Closing reservations by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by Seller for dates after the Closing Date. Buyer authorizes Seller to continue to accept reservations for periods after the Closing in the ordinary course of Seller’s business. Buyer recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits under the frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Buyer to the guest(s) holding such reservations. Buyer agrees that, following Closing, Buyer will continue to honor all such reservations in accordance with their terms provided that all such reservations have been made on terms consistent with past practices. At Closing, Seller will deliver to Buyer a complete list for reservations after Closing. Any pre-Closing deposits paid to Seller with respect to confirmed reservations for dates after the Closing Date will be credited to Buyer at the Operations Settlement. Any post-Closing deposits received by Seller with respect to confirmed reservations for dates after the Closing Date will be credited to Buyer at Closing. Buyer will honor all of Seller’s room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements.
Buyer agrees that Seller cannot make and has made no representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement. Buyer, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements.
(c)	Buyer agrees to honor all cash back awards extended by Seller to members of Seller’s frequent player award program on terms consistent with Seller’s past practice.

(d)	Buyer shall purchase the Tray Ledger from Seller pursuant to the Operations Settlement, which is not included in the Purchase Price and shall be in addition to the Purchase Price to the extent no adjustment is made to the Final Statement set forth in Section 3.01.

(e)	The collection of all accounts receivable other than the Tray Ledger accruing prior to the Transfer Time (including receivables and revenues for food, beverages and telephone) shall be the responsibility of Seller. Buyer shall not be obligated to collect any such accounts receivable or revenues for Seller, but if Buyer, following Closing, collects same, such amounts will be paid over to Seller immediately.

(f)	(i) Seller shall have no further liability or responsibility after Closing with respect to any deposits for post-Closing matters; and (ii) Seller shall be entitled to retain deposits to the extent of rooms and/or services furnished by Seller for all matters or events which have been terminated or concluded on or before the Closing Date. Deposits include all security and other deposits, advance or pre-paid rents and key money or deposits (including, without limitation, any interest thereon) and “front money”.
5.06. Accounts Payable and Expenses

     All accounts payable and expenses related to operation of the Property which have accrued on or before the Closing Date shall be paid by Buyer, subject to any adjustments of Net Delivered Equity made in accordance with Section 3.01. All accounts payable and expenses incurred by the Buyer accruing after the Transfer Time will be Buyer’s responsibility and Buyer shall indemnify and hold Seller harmless from all such accounts payable and expenses accruing after the Transfer Time. The indemnities provided in this Section shall survive Closing.
5.07. Guests’ Baggage
     Prior to Closing, Seller and Buyer shall take inventory of: (a) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of Seller; (b) all luggage or other property of guests retained by Seller as security for unpaid accounts receivable; and (c) the contents of the baggage storage room, provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened. Except for the property referred to in (b) above, which shall be removed from the Hotel/Casino by Seller within ten (10) days after the Closing and for which Seller shall be liable, all such baggage and other items shall be sealed in a manner to be agreed upon by the parties and listed in an inventory prepared and signed jointly by said representatives of Seller and Buyer as of the Closing. Said baggage and other items shall be stored as Buyer shall choose, and Buyer shall be responsible for claims with respect thereto, unless the seal is broken, in which event the party having stored said baggage shall be responsible. Indemnity of Buyer under this Section 5.07 will be as set forth in Section 9.02.
5.08. Guests’ Safe Deposit Boxes
     Prior to Closing, Seller shall use its best efforts to send a notice by certified mail to the last known address of each person who has stored personal property in safe deposit boxes located on the Hotel/Casino, advising them that they must make arrangements with Buyer to continue use of their safe deposit box and that if they should fail to do so within thirty (30) days after the date such notice is sent the box will be opened in the presence of a representative of Seller, a representative of Buyer, and a Notary Public commissioned in the State of Mississippi; that the contents will be sealed in a package by the Notary Public, who shall write on the outside the name of the person who rented the safe deposit box and the date of the opening of the box in the presence of the representatives of the Seller and the Buyer. The Notary Public and the representatives of the Seller and the Buyer shall then execute a certificate reciting the name of the person who rented the safe deposit box, the date of the opening of the box and a list of its contents. The certificate shall be placed in the package and a copy of it sent by certified mail to the last known address of the person who rented the safe deposit box. The package will then be placed in a vault arranged by Buyer. Seller shall be responsible for and indemnify Buyer against claims of alleged missing items not contained on the certificate, and Buyer shall be responsible for and indemnify Seller against claims of alleged missing items listed on the certificate. Indemnities of Buyer and Seller for this Section 5.08 will be as set forth in Section 9.02 and Section 9.03, respectively.

ARTICLE VI.
SELLER’S EMPLOYEES
6.01. Employees; Indemnification
     (a) Effective as of the Closing Date, Seller shall terminate the employment of all of its employees. Subject to Buyer’s obligations in the following sentence, Seller agrees that it shall indemnify, defend and hold harmless Buyer from and against any loss, claim damage or liability arising out of claims by any employee whose employment is terminated by Seller. Buyer shall: (i) subject to Section 6.01(b) below, offer employment to a sufficient number of such employees on terms and conditions sufficient to avoid any violation of; and (ii) indemnify, defend and hold Seller harmless from and against any loss, claim, damage or liability under; the Worker Adjustment and Retraining Notification Act 29 U.S.C. §2101 et. seq. (the “Act”) and regulations thereunder, whether as a result of: (i) any failure of Buyer to employ a sufficient number of Seller’s employees to avoid characterization of Seller’s termination of employees as a mass layoff or plant closing under the Act; or (ii) activities of Buyer with respect to such employees. The provisions of this Section 6.01 shall survive the Closing of this Agreement.
     (b) Not more than fifteen (15) days prior to the Closing Date, Buyer and the Seller shall issue a joint letter notifying all Seller’s Employees that Buyer is purchasing the Hotel/Casino and intends to continue the employment of substantially all employees of the Hotel/Casino. The letter shall indicate that all Employees of Seller interested in being eligible to receive an offer from Buyer of continued employment should consent to the release of their personnel file to Buyer prior to Closing. At Closing, the Seller shall transfer to Buyer personnel records of each Employee of Seller who has consented to the transfer of such records. Notwithstanding the foregoing, Buyer shall not have access to personnel records of the Seller relating to individual performance or evaluation records, medical histories or other information which in Seller’s reasonably good faith opinion is prohibited by law. Buyer shall have no obligation under this Agreement to make an offer of continued employment to any Employee of Seller who does not consent to the release of its personnel file to Buyer prior to Closing. Prior to the Closing Date, Seller shall transfer to the Buyer compensation and service history of each Employee of Seller.
6.02. Salaries, etc.
     Seller shall be responsible for accrued benefits, vacation pay, wages and salaries of all of its employees up to and including the Closing Date and Buyer shall have no liability or obligation with respect to such amounts or any other compensation accrued or payable by Seller to its employees for all periods prior to the Closing Date. Seller shall not be responsible for the payment of the salaries, vacation pay, wages, incentive compensation, or benefits of any employee of the Hotel/Casino accruing after the Transfer Time. Buyer shall be responsible for the payment of the salaries, vacation pay, wages, incentive compensation, or benefits of any employees of the Hotel/Casino who are employed by the Buyer accruing after the Transfer Time. The provisions of this Article VI shall survive Closing.

ARTICLE VII.
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer that the statements contained in this Article VII are true and correct as of the date hereof and as of the date of Closing:
7.01. Existence and Good Standing
     Seller is duly organized, validly existing and in good standing under the laws of its state of organization and is duly authorized to transact business in the State of Mississippi.
7.02. Authority
     Seller owns, or has the right to transfer all of the Personal Property being sold or assigned pursuant to this Agreement and subject to the satisfaction of the conditions referred to in Section 10.01, Seller has, and on the Closing Date will have, all requisite power and authority to sell, convey, transfer and assign the Property to Buyer free and clear of all Liens except as set forth on Exhibits “B,”, “H” and “I” hereto and to enter into, execute and deliver this Agreement and perform all of the obligations to be performed by it hereunder, and consummate the transactions contemplated herein.
7.03. Operation of Businesses
     (a) From the date of execution of this Agreement through and including the Closing Date, Seller will, subject to force majeure and events beyond Seller’s control:
          (i) Operate and carry on the business of the Hotel/Casino and its related food and beverage businesses, and services provided by the Hotel/Casino in Seller’s usual and ordinary course, and in a manner consistent with Seller’s current operating standards and past practices:
          (ii) Not engage in any line of business not being conducted as of the date hereof;
          (iii) Maintain the operating budget and expenditures on marketing efforts of the Hotel/Casino in an amount not less than the current amount of such operating budget and expenditures;
          (iv) Use its best efforts to maintain the Property in its current condition, except for reasonable wear and tear;
          (v) Maintain in full force and effect all of the current insurance policies for the Property, or renew or replace such insurance policies at their respective expiration dates with substantially similar insurance policies from one or more other insurance carriers;

          (vi) Maintain the current level of payout to its customers on its slot machines and other gaming devices, in the same percentage as currently in effect on the date hereof and consistent with past practice;
          (vii) Maintain the Property and assets in material compliance with any law, regulation or permits affecting the Hotel/Casino, including compliance with the City of Vicksburg Building and Inspections Department notice of deficiencies/violations dated October 5, 2007 and which shall include making repairs to the elevators in the north and south parking garage identified in such notice to keep them in good working order;
          (viii) Use efforts in a manner consistent with Seller’s past practices, to keep available the services of its present employees and to maintain its relations and goodwill with its suppliers, customers, contractors and other persons with whom it has business relations; and
          (ix) Not merge or consolidate with any other entity, sell all or any substantial portion of its assets, or acquire any equity interests, the business or substantially all of the assets of any other entity, or enter into any agreement with respect to the foregoing.
7.04. Notices of Violation
     Except as set forth in Exhibit “F”, Seller has no Knowledge of any building, fire, zoning law, Americans with Disability Act or any other regulatory or governmental violation at the Hotel/Casino that is currently outstanding and uncured and Seller has not received notice of any violation of law, regulation or permit affecting the Hotel/Casino, and Seller agrees to notify Buyer of any such violation that comes to its attention and correct such violation immediately at its own expense.
7.05. Litigation
     To the Knowledge of Seller, there is no current or pending claim, judicial or administrative proceeding, governmental investigation or litigation naming Seller and: (i) affecting the Hotel/Casino or title to any Property, the operations thereof or Seller’s ability to convey the Hotel/Casino to Buyer; or (ii) that will become the legal responsibility of Buyer following Closing.
7.06. Leases
     Exhibit “I” is a true and accurate list of all Leases currently utilized in the operation of the Hotel/Casino. No written notice has been received of any outstanding and uncured default in the performance of Seller’s obligations under such Leases. Seller shall notify Buyer in Exhibit “I” of any Lease which cannot be assigned to Buyer together into a description of the subject matter of such Lease.
7.07. Title to Property; Condemnation Proceedings

     At the Closing, Seller shall transfer the Personal Property to Buyer, free and clear of all Liens other than matters of record and Operating Agreements and Leases. To the Knowledge of Seller there are no pending or threatened judicial proceedings seeking to condemn the Land or for eminent domain. Seller has not entered into any agreements in lieu of condemnation.
7.08. Operating Agreements
     To the Knowledge of Seller, the Operating Agreements list attached as Exhibit “B” is an accurate and complete list of Hotel/Casino Operating Agreements currently utilized in the operation of the Hotel/Casino which are material to the business operations of Seller. This list includes any oral operating agreements. Additional operating agreements executed by Seller or its Affiliates on a national level for the provision of goods or services to multiple casino-Hotel/Casinos, or Operating Agreements that will be terminated by Seller at or before Closing are described in Exhibit “H”. Seller shall be responsible for any Operating Agreements not listed on Exhibit “B”. Except for the Operating Agreements listed on Exhibit “B”, Seller is not a party to any contract, agreement, arrangement or understanding which is material to the operations of the Hotel/Casino.
7.09. Licenses and Permits
     To the knowledge of Seller, Exhibit “G” is an accurate list of all licenses and permits held by Seller which are material to the operations of the Hotel/Casino.
7.10. Operating Statements
     (a) Attached as Exhibit “N” to this Agreement are Hotel/Casino audited balance sheet and profit and loss statements for each of Seller’s fiscal years ended December 2004, 2005, 2006 and unaudited balance sheet and profit and loss statements for the period ending September 30, 2007 (collectively, the “Financial Statements”). The Financial Statements (i) present fairly in all material respects, the financial position of Seller, results of operations and income and changes in financial position at and for the periods therein specified; and (ii) have been prepared consistent with past practices and in accordance with the Accounting Principles applied on a consistent basis, except that the unaudited Financial Statements do not contain notes and are subject to normal year-end adjustments.
     (b) Notwithstanding the representations of Seller set forth in Section 7.10(a) above, Buyer acknowledges that the costs shown by these Financial Statements may not accurately reflect all costs of operation or ownership of the Property which would be incurred by an independent owner or operator. By way of example, Seller may treat certain costs that might otherwise be reflected as Hotel/Casino costs, as general administrative costs of its corporate operations, and may not reflect such costs on the profit and loss statements. Changes in market conditions, methods of operation, traffic patterns and numerous other factors, which by their very nature constantly change, may adversely impact future financial performance. Ownership level costs such as accounting fees, taxes, legal and administrative costs are not reflected by these statements. Accordingly, Seller expressly disclaims any representation or warranty, by inference or otherwise, that the profit and loss statements accurately reflect all Hotel/Casino expenses, or that the future financial performance of the Hotel/Casino will be consistent with the financial performance reflect by such statements. Buyer agrees to rely solely upon its own analysis of conditions and the Property to evaluate the financial prospects of the Hotel/Casino.
7.11. Union Contracts
     Seller is not a party to any union contracts, collective bargaining agreements or other agreements relating to the organization of employees in effect with respect to employees of the Property.
7.12. Employee Information
     Exhibit “K” contains a materially accurate list of employee positions, including date of hire, current salary and job title of each employee of the Property.
7.13. No Conflict
     The execution and delivery of this Agreement and the consummation of the transactions contemplated herein will not conflict with, breach, result in a default under, or violate any contract, agreement, commitment, document, instrument or judicial or administrative order or decree to which Seller is a party or by which it is bound.
7.14. Vessel and Related Equipment
(a)	The Vessel presently docked at Vicksburg, Mississippi, Waterfront is a material part of the Property being transferred and sold by Seller pursuant to this Agreement, consisting of Vessel #587361, any and all improvements currently constructed on the Vessel together with any and all other appurtenances appertaining or belonging thereto, and additionally all log books, manuals, maintenance reports, inspection records, work records, plans, specifications, construction drawings, blue prints and other historical records relating to the Vessel in the possession of Seller, and existing warranties and contract rights with respect to the Vessel and the modifications thereto and improvements constructed thereon and, tools, appliances, supplies, parts, ramps, generators and related equipment (including, but not limited to, existing walkways) located at the sites where the Vessel is docked. Seller has, and at Closing shall transfer to Buyer, good and marketable title to the Vessel, free and clear of all Liens.

(b)	To the best of Seller’s Knowledge, the Vessel meets U.S. Coast Guard standards applicable to floating casino vessels. Seller has received no written notices to the contrary. The Vessel has been constructed in the United States of America, and has major components manufactured with U.S. parts by U.S. manufacturers. The Vessel has always been owned by United States citizens under Section 2 of the Shipping Act and has always qualified for coastwise trade. The Vessel has been documented with the United States Coast Guard under certificates of documentation Vessel #587361. The Vessel has always been continuously insured under hull and P&I policies as customary in the industry.

7.15. Environmental Matters.
(a)	To the best of Seller’s Knowledge, Seller is in compliance with all Environmental Laws in all material respects.

(b)	Seller has no Knowledge of, and has not received any written notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law.

(c)	Seller has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.
7.16. Non-Foreign Status.
     Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
7.17. Knowledge
     For purposes of this Article VII, “Knowledge” of Seller means any form of knowledge possessed by any of the following Persons, after conducting a reasonable due inquiry or investigation regarding the accuracy of any representation or warranty contained in this Agreement: John Jacob, Chief Financial Officer of Seller; Shirley Adock, GM of Hotel; Tim Perkins, GM of Casino; Joe Giles, Facilities Manager; Donna More, Esq. and William J. Yung III, and any of their respective replacements, should they leave their positions.
ARTICLE VIII.
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to Seller as follows:
8.01. Existence and Good Standing
     Buyer is duly organized, validly existing and in good standing under the laws of the state of its organization and will be authorized to transact business in the State of Mississippi as of the Closing Date. Current or certified copies of Buyer’s governing documents, shall be delivered to Seller at least ten (10) days before Closing.
8.02. Authority

     Subject to satisfaction of the conditions referred to in Section 10.02, Buyer has, and on the Closing Date will have, all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein pursuant to the terms and conditions of this Agreement. Buyer’s Board of Directors has approved this Agreement. Certified resolutions evidencing Buyer’s approval will be delivered to Seller at Closing.
8.03. No Conflict
     The execution and delivery of this Agreement and the consummation of the transactions contemplated herein will not conflict with, breach, result in a default under, or violate any commitment, document, instrument or judicial or administrative order or decree to which Buyer is a party or by which it is bound.
8.04. Inspection, etc.
(a)	Buyer or Buyer’s representatives have fully examined and inspected the Property prior to Buyer’s execution of this Agreement and, except as expressly provided herein, Buyer agrees to accept the Property in an “AS IS” condition as of the Closing. Buyer agrees that, except as provided in Article VII, Buyer is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent of Seller, or any salesperson or broker (if any) involved in this transaction as to the Property, including, but not limited to, any representation, statements or warranties as to the physical condition of the Property, the fitness of the Property for use as a Hotel/Casino; the financial performance of the Property; the compliance of the Property with applicable building, zoning, subdivision, environmental or land use laws, codes, ordinances, rules or regulations; the state of repair of the Property; or otherwise; and, except as provided in Article VII and Article IX, Buyer, for itself and the its successors and assigns, waives any right to assert any claim against Seller, at law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising.

(b)	Buyer agrees that the surveys and title policies have been obtained by Buyer and Buyer agrees that it shall have no recourse against Seller, at law or in equity, should the surveys or the title insurance commitment and/or title policy fail to disclose any matter affecting the Property, which should properly be shown thereby, or reveal any such matter in an inaccurate or misleading fashion. Buyer accordingly agrees to look solely to the preparer of the surveys and issuer of the title insurance commitment and/or title policy for any such claim relating to either document.

(c)	Buyer recognizes that the Property is not new and that there exists a possibility that the Property is not in compliance with the requirements which would be imposed on a newly constructed Hotel/Casino by presently effective federal, state and local zoning, building, plumbing, electrical, fire, health, and life safety laws, codes, ordinances, rules and/or regulations (collectively, the “building codes”). The Property may contain substances or materials which are now deemed hazardous and/or are no longer permitted to be used in newly constructed buildings including, without limitation, asbestos or other insulation materials, lead or other paints, wiring, electrical, or plumbing materials and may not contain other materials or equipment required to be installed in a newly constructed improvements. Buyer has had the opportunity to conduct such inspections of the Property as Buyer has deemed necessary with respect to such matters. Buyer waives any right to excuse or delay performance of its obligations under this Agreement or to assert any claim against Seller (before or after Closing) arising out of any failure of the Property to comply with building codes. The provisions of this Section shall survive Closing.
ARTICLE IX.
SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
INDEMNITIES; REMEDIES
9.01. Representations, etc.
     All representations, warranties and covenants by Buyer or Seller contained in this Agreement shall survive the Closing and shall continue in effect for a period of eighteen (18) months after the Closing Date (the “General Liability Period”) for purposes of enforcement and shall be binding on the parties hereto and their successors, heirs, devisees, legal representatives and assigns.
9.02. Buyer’s Indemnity
     Except as limited by Section 9.04, Buyer shall fully indemnify and hold Seller harmless from any claim, demand, loss, liability, damage, or expense (including reasonable attorneys’ fees) (collectively, “Seller’s Recoverable Losses”) arising out of or in connection with any misrepresentation or breach by Buyer of any representation, covenant, agreement or warranty of Buyer contained herein, and (ii) with the ownership and/or operation of the Property from and after the Transfer Time or any condition of the Property arising from and after the Transfer Time (except for items provided to be adjusted at Closing) (collectively, the “Buyer Purchase Agreement Breach”).
9.03. Seller’s Indemnity
     Except as limited by Sections 9.05 and 9.08, Seller shall fully indemnify and hold Buyer harmless from any claim, demand, loss, liability, damage, or expense (including reasonable attorneys’ fees and any fine incurred by Buyer that Seller agrees shall be so classified, as provided in Section 10.02(d)) (collectively, “Buyer’s Recoverable Losses”) arising out of or in connection with: (i) breach by the Seller of any covenant, agreement, representation or warranty hereunder, and (ii) the ownership and/or operation of the Property by Seller before the Transfer Time or any condition of the Property arising prior to the Transfer Time (except for items provided to be adjusted at Closing) (collectively, the “Seller Purchase Agreement Breach”).

9.04. Seller’s Remedies
     IF BUYER DEFAULTS UNDER ANY PROVISION OF THIS AGREEMENT BEFORE THE DATE OF CLOSING, BUYER AND SELLER AGREE THAT THE DAMAGES THAT SELLER WILL SUSTAIN AS A RESULT THEREOF WILL BE SUBSTANTIAL, BUT WILL BE DIFFICULT TO ASCERTAIN. ACCORDINGLY, BUYER AND SELLER AGREE THAT, IN THE EVENT OF BUYER’S DEFAULT, SELLER SHALL, AS ITS SOLE REMEDY, RETAIN THE DEPOSIT AS LIQUIDATED DAMAGES FOR SUCH DEFAULT, AND NOT AS A PENALTY.
     9.05. Buyer’s Remedies
     (a) If Seller defaults under any provision of this Agreement on or before the Closing Date, then, notwithstanding any contrary rule of law or custom (but subject to the Buyer’s right to bring an action for specific performance as provided in Section 9.06 below), the sole remedy of Buyer shall be to receive a refund of the Deposit and be reimbursed a reasonable amount (not exceeding $50,000) for reasonable attorneys’ fees and out-of-pocket expenses paid to unaffiliated providers in connection with (i) the legal and other due diligence relating to the transaction and (ii) the preparation and negotiation of this Agreement (with no reimbursement of any fees or expenses incurred by Buyer by reason of any financing or equity investment sought by Buyer in connection with this transaction).
     (b) Upon the making of such refund and payments, this Agreement shall terminate and Seller and Buyer shall each be released and discharged from any further obligation to the other hereunder at law or in equity, including any obligation under Section 9.06.
9.06. Seller’s Default
     Except as otherwise expressly provided herein, if Seller fails to perform its obligations even though all conditions to its obligations are satisfied in a timely manner, then Buyer, in lieu of the remedies in Section 9.05, may elect to bring an action for specific performance of this Agreement, which action must be commenced by service of process within three (3) months after the Closing Date or it shall be irrevocably waived Buyer waives all damages and remedies for defaults prior to Closing except as provided in this Section 9.05 and 9.06.
9.07. Post Closing Matters
     Notwithstanding the provisions of Sections 9.04 through 9.06, the parties shall each retain the right to seek and obtain relief for events occurring after the Closing Date provided that: (a) this transaction in fact closes; (b) the obligations for which relief is sought are obligations which by their terms relate to periods after the Closing Date and survive Closing; and, (c) such relief shall be limited to a suit for monetary damages, unless expressly otherwise provided in this Agreement.
9.08. Limitations on Buyer’s Recoverable Losses For Post Closing Matters
     Notwithstanding anything to the contrary, express or implied herein, claims of Buyer for payment of Buyer’s Recoverable Losses (“Claims”): (i) may be made after the Closing Date only with respect to matters that survive the Closing, and are discovered during the General Liability Period; (ii) must be made, if at all, by giving written notice from Buyer to Seller describing, in reasonable detail, the Seller’s Purchase Agreement Breach and Buyer’s Recoverable Loss (the “Claim Notice”) delivered during the General Liability Period; and (iii) may be made only to the extent that the aggregate amount of Buyer’s Recoverable Losses for Seller Purchase Agreement Breaches exceeds Two Hundred Thousand Dollars ($200,000). Seller’s maximum liability for Buyer’s Recoverable Losses described in Section 9.03 shall be Four Million Dollars ($4,000,000); provided, however, that the provisions of this Section 9.08 shall not be applicable to any of such Buyer’s Recoverable Losses relating to or resulting from any payment obligations of Seller to Buyer for any shortfall of Net Delivered Equity under Section 3.01 of the Agreement or with respect to amounts owed and payable by Seller to Buyer under the Closing Statement or the Operations Settlement.
ARTICLE X.
CONDITIONS
10.01. Seller’s Obligation
     The obligation of Seller to perform this Agreement is subject to the following conditions unless waived in writing by Seller:
(a)	The representations and warranties of Buyer in this Agreement shall be true and correct, as evidenced by a certificate executed and delivered at Closing by an officer of Buyer.

(b)	Buyer shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date, as evidenced by a certificate executed and delivered at Closing by an officer of Buyer.

(c)	The City of Vicksburg, Mississippi shall have delivered the Master Agreement Release in the form of “Exhibit Y.”
10.02. Buyer’s Obligation
     The obligation of Buyer to perform this Agreement is subject to the following conditions unless waived in writing by Buyer:
(a)	the representations and warranties of Seller in this Agreement shall be true and correct, as evidenced by a certificate executed and delivered at Closing by an officer of Seller;

(b)	Seller shall have performed all obligations required to be performed by it under this Agreement on or prior to the Closing Date, as evidenced by a certificate executed and delivered at Closing by an officer of Seller;

(c)	Buyer shall have, on or before the Closing Date, secured a gaming license from the Gaming Authority to own and operate the Hotel/Casino following Closing.

(d)	No new notice of the type specified in Section 7.04 shall have been received, between the date of this Agreement and the Closing which has resulted or would, if enforced, be likely to result, in: (i) a material closure of the Hotel/Casino after the Closing; or (ii) a material fine or criminal penalty against Buyer. This condition shall be satisfied if Seller: (i) successfully cures or contests the noticed violation, and for such purpose the Closing Date may be extended by Seller at Seller’s election in Seller’s sole discretion, by written notice to Buyer, for one or more periods not to exceed sixty (60) days in the aggregate; or (ii) pays the fine or agrees that the fine shall, if assessed against Buyer, be a Buyer’s Recoverable Loss. A material closure of the Hotel/Casino shall mean a closure of a portion or all of the Hotel/Casino that causes cessation of gaming at more than one-third (1/3) of the gaming positions on the Vessel or one-third (1/3) of the guest rooms in the Hotel/Casino. A material fine against Buyer shall mean a fine in excess of $100,000.

(e)	No new litigation of the type specified in Section 7.05 shall have been filed between the date of this Agreement and the Closing. This condition shall be satisfied if: (i) Seller causes such litigation to be dismissed with prejudice, or adjudicated in Seller’s favor, and, for such purpose, the Closing Date may be extended by Seller at Seller’s election in Seller’s sole discretion, by written notice to Buyer, for one or more periods not to exceed sixty (60) days in the aggregate; or (ii) if the Title Insurer affirmatively insures Buyer, by endorsement of the Title Policy, against loss resulting from an adverse final adjudication of such litigation and either such Title Insurer or Seller agrees to defend such litigation.

(f)	Buyer acknowledges that it shall not be a condition to Closing that Buyer has a net worth sufficient to satisfy the requirements of the Master Agreement to cause Seller and its Affiliates to be released from liability from the Master Agreement at Closing. In the event that Buyer does not satisfy the foregoing net worth test, Seller shall be entitled to its remedies under this Agreement.

(g)	Buyer shall have received the fully executed Master Agreement Estoppel at or prior to Closing.
10.03. Failure of Conditions
     If the Closing does not occur because of Buyer’s failure to obtain a gaming license from the Gaming Authority as provided in Section 10.02(c), then: (i) the Escrow Agent shall promptly refund the deposit to Buyer; provided that if such failure results from any failure of Buyer to submit its application and all supporting documentation or information requested by the Gaming Authority or its staff, within thirty (30) days after the date of this Agreement, Escrow Agent shall pay to Seller the Deposit; and (ii) if such failure results from any other cause except for a breach of this Agreement by Seller, Escrow Agent shall pay to Seller the Deposit and, in either case, neither party shall have any further liability to the other. If the Closing does not occur because of: (i) a failure of the condition in Section 10.02(d), 10.02(e) or 10.02(g); or (ii) Seller’s failure to cure Title Defects (provided, in such case, that Buyer has delivered to Seller timely written notice of such failure as required by this Agreement); then Escrow Agent shall refund the Deposit to Buyer, and neither party shall have any further liability to the other. Except as provided in this Section above, if the Closing does not occur because a party otherwise fails to perform its obligations hereunder or because of a party’s breach of a covenant, representation or warranty, then the non-defaulting party shall have the remedies provided by Article IX. For purposes of this Section, any failure of the Gaming Authority to issue Buyer’s gaming license for any reason, shall be conclusive of failure of the condition of Section 10.02(c)), without regard to any possibility for appeal or reversal.

ARTICLE XI.
CONVEYANCE OF ASSETS
11.01. Reserved
11.02. Instruments of Conveyance/Closing Documents
     The following documents will be executed and delivered by Buyer, Seller or the City of Vicksburg, as indicated, at Closing:
(a)	Special Warranty Deed. Seller shall execute and deliver to Buyer, and Buyer shall accept, a Special Warranty Deed with respect to the Land in the form attached as Exhibit “U.”

(b)	Bill of Sale for Personal Property. Seller shall execute and deliver to Buyer, and Buyer shall accept, a bill of sale in the form attached as Exhibit “V-2” conveying to Buyer all the Personal Property.

(c)	Operating Agreements/Leases. Seller and Buyer shall execute and deliver counterparts of assignment and assumption agreements in the form attached as Exhibit “W.” Buyer shall deliver any assumption agreements or other documents required by any third party to any such agreements.

(d)	Reservations. Seller and Buyer shall execute and deliver counterparts of an Assignment and Assumption Agreement in the form attached as Exhibit “X” with an attached computer readable list of such reservations, room and facility allocation agreements and Hotel/Casino facilities and service agreements (reflecting the name of the party holding a reservation, date of reservation, room or service to be provided and rate or charges agreed), and frequent player club awards (reflecting the amount of award and name and membership number of the player).

(e)	Master Agreement. Buyer, Seller and City shall execute and deliver an assignment and assumption of the Master Agreement effecting the release of Seller in the form attached as Exhibit “Y.”

(f)	Master Agreement Estoppel. The City shall execute and deliver an Estoppel certificate that confirms the following items: (i) the Master Agreement is in full force and effect, except as provided in the First Amendment to Master Agreement and, there are no amendments, modifications, supplements, arrangements modifying, amending or altering the terms of the Master Agreement; (ii) there are no existing defaults (or events, that with the passage of time may become defaults) under the Master Agreement; and (iii) there are no sums with which the City is entitled to receive under the Master Agreement, except for amounts to be paid between the date of the Estoppel and the Closing.

(g)	Non-Foreign Affidavit. Seller shall execute and deliver a Non Foreign Affidavit in the form attached as Exhibit “Z.”

(h)	Vessel Bill of Sale. Seller shall deliver a Bill of Sale of the Vessel in the form attached as Exhibit “AA.”

(i)	FCC License Transfer Documents. Seller shall deliver documents to transfer FCC License(s) in the form published by the FCC, attached as Exhibit “BB”, as same may be modified by the FCC.

(j)	Closing Statement. Buyer and Seller shall execute and deliver a Closing Statement setting forth the Purchase Price and all adjustments thereto and closing costs provided to be paid under this Agreement.

(k)	Update of Representations and Warranties: Buyer and Seller shall each deliver a certificate updating their respective warranties and representations and, in the case of Seller, if necessary, reflect changes of warranted or represented matters occurring between the date of this Agreement and the Closing, in the form attached as Exhibit “EE.”

(l)	Replacement Guaranty. Buyer shall deliver the Replacement Guaranty signed by Nevada Gold Casinos, Inc. in the form attached as Exhibit “FF,” if required by the City of Vicksburg.

(m)	Transfer of Guest Safe Deposit Items. Buyer and Seller shall confirm the transfer of guest safe or safety deposit box contents by executing and delivering a Transfer of Guest Items in the form attached as Exhibit “HH.”

(n)	Transfer of Guest Baggage. Buyer and Seller shall confirm the transfer of guest baggage entrusted to Seller by executing and delivering a Guests’ Baggage Inventory Certification in the form attached as Exhibit “II.”

(o)	Seller’s Affidavit. Seller shall deliver to the Title Insurer its Seller’s Affidavit in the form attached as Exhibit “JJ.”

(p)	Vehicle Titles. Seller shall deliver to Buyer certificates of titles endorsed for transfer to Buyer for all vehicles included in the Personal Property.

(q)	Certificate of Documentation. Seller shall deliver to Buyer the original Certificate of Documentation for the Vessel on U.S. Coast Guard Form 1270 or such successor form as may be required by the United States Coast Guard.
ARTICLE XII.
INSPECTIONS; TITLE TO REAL PROPERTY
     12.01. Title Insurance.

     Seller has obtained and delivered to Buyer Seller’s prior ALTA title insurance policy (the “Prior Title Policy”) with respect to the Land issued by Fidelity National Title Insurance Company of New York, Policy #5312-1065954 and dated July 18, 2003. Seller also has provided to Buyer copies of the documents referenced in the Prior Title Policy as exceptions to coverage. All exceptions to coverage and items contained in the Prior Title Policy, all matters shown on the Prior Title Policy, and all matters shown on the Survey shall be deemed to be “Permitted Exceptions” hereunder. Without limiting the foregoing, Buyer will request that the surveyor who prepared the Survey update and reissue the Survey addressed to Buyer and Buyer’s lender.
12.02. Conveyance of Title.
     At Closing, Seller shall convey and transfer to Buyer marketable title to the Property, sufficient to enable Buyer’s title company to issue to Buyer, at Buyer’s expense, the title policies, subject to the Permitted Exceptions. Notwithstanding anything contained herein to the contrary, the Property shall be conveyed subject to the following matters, all of which shall be deemed to be “Permitted Exceptions”:
     (a) the rights of registered hotel guests, parties to bookings, and other authorized members and users of other facilities;
     (b) the lien of all ad valorem real estate taxes and assessments not yet due and payable as of the date of Closing, subject to adjustment as herein provided;
     (c) local, state and federal laws, ordinances or governmental regulations, including but not limited to, building, zoning and environmental laws, ordinances and regulations, now or hereafter in effect relating to the Hotel/Casino;
     (d) any liens for municipal betterments first assessed after the date of this Agreement;
     (e) all matters appearing on the Prior Title Policy or shown on the Survey;
     (f) any Title Objections not cured by Seller in accordance with Section 12.05; and
     (g) Seller may use any portion of the Purchase Price to clear title of any liens and encumbrances required to be removed hereunder so long as any instruments so procured are recorded simultaneously with the deed or, in the case of institutional mortgages, provided that arrangements in accordance with customary conveyancing practices in the State of Mississippi are made for discharges and/or terminations to be promptly procured and recorded after the delivery of the deed.
12.03. Subsequently Arising Title Defects.
     Buyer may, within thirty (30) days after the date hereof, notify Seller in writing of any Title Objections (as hereinafter defined) first appearing of record with respect to the Land after the effective date of the Prior Title Policy which do not appear on the Prior Title Policy or are not shown on the Survey. As used herein, a “Title Objection” shall mean a lien, encumbrance or other matter of record with respect to the Land which (i) reflects a defect in title pursuant to the standards of conveyancing established in the State of Mississippi, and (ii) would materially and adversely interfere with the use or operation of the Hotel/Casino as currently used and operated. In the event Buyer notifies Seller of a Title Objection, then Seller shall have the right, but not the obligation, to remove, bond over, or cause the Title Company to insure over, any such Title Objections; provided, however, Seller (A) shall be obligated to remove, bond over, or cause the Title Company to insure over any mortgages, financing statements and other monetary liens or monetary encumbrances on the Land (the “Title Obligations”) and (B) may elect to attempt to remove, bond over or cause to be insured over other Title Objections; provided, further, Seller shall not be obligated to incur more than One Hundred Thousand Dollars ($100,000.00) (in the aggregate) in connection with such attempts, to remove, bond over or cause to be insured over any other Title Objections which are not Title Obligations. Within five (5) Business Days after receipt of Buyer’s notice of Title Objections, Seller shall notify Buyer in writing whether Seller elects to attempt to remove, bond over, or cause the Title Company to insure over any Title Objections that are not Title Obligations. If (x) Seller notifies Buyer that Seller elects not to remove, bond over, or cause the Title Company to insure over any Title Objections that are specified in Buyer’s notice, or that Seller is unable to remove, bond over, or cause the Title Company to insure over such Title Objections prior to the date which is three (3) Business Days prior to the Closing (or any date to which the Closing has been extended pursuant to this Section 12.05 or otherwise by mutual agreement of the parties), or (y) Seller notifies Buyer that the cost of removing, bonding over or insuring over such Title Objections (collectively) exceeds the foregoing amounts, then Buyer shall, within five (5) days after delivery of such notice from Seller notify Seller either (i) that it has elected to proceed with the Closing and accept a conveyance of the Land without offset or reduction of the Purchase Price in which event any Title Objections which Seller does not remove, bond over or cause the Title Company to insure over (other than Title Obligations), shall be considered to be Permitted Exceptions; or (ii) that it has elected to terminate this Agreement in which event the Deposit shall be returned to Buyer, this Agreement shall terminate, and thereafter neither party hereto shall have any further rights, obligations or liabilities hereunder, except to the extent expressly set forth in this Agreement. If Buyer does not so notify Seller within said five (5) day period, then Buyer shall be considered to have elected to accept the conveyance of the Hotel/Casino subject to the Permitted Exceptions, specifically including any such Title Objections, and to proceed with the Closing with no offset or reduction in the Purchase Price. If Seller is obligated to cure or elects to attempt to cure any such Title Objections, then Seller may elect to extend the scheduled date for Closing by a reasonable additional time to effect such a cure, but in no event shall the extension exceed sixty (60) days after the scheduled date for Closing set forth in this Agreement.
12.04. Survey
     Prior to the date hereof, Buyer ordered, and shall use its best efforts as soon as possible to obtain, and Seller shall cooperate with Buyer in obtaining, an ALTA/ACSM land title survey (with field notes) of the Hotel/Casino, conforming to the survey standards of Buyer or its lender (the “Survey”). Buyer shall pay the costs of the Survey. Prior to the date hereof, Seller delivered to Buyer a copy of a survey of the Hotel/Casino prepared by Dimco, Inc. and dated 2003 or later. Seller authorizes Buyer to use the services of the surveyor(s) producing such surveys. Buyer shall deliver a copy of the Survey to Seller promptly upon Buyer’s receipt thereof.

12.05. AS-IS, WHERE-IS
     BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE VII OF THIS AGREEMENT AND THE CLOSING DOCUMENTS DELIVERED HEREUNDER, THE PROPERTY IS SOLD “AS-IS-WHERE-IS” AND NEITHER SELLER NOR ANY AGENT OR REPRESENTATIVE OF SELLER HAS MADE, NOR IS SELLER LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED WARRANTIES, GUARANTIES, PROMISES, STATEMENTS, INDUCEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY, THE PHYSICAL CONDITION, INCOME, EXPENSES OR OPERATION THEREOF, THE USES WHICH CAN BE MADE OF THE SAME OR ANY OTHER MATTER OR THING WITH RESPECT THERETO. WITHOUT LIMITING THE FOREGOING, BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE CLOSING DOCUMENTS DELIVERED HEREUNDER, SELLER IS NOT LIABLE FOR OR BOUND BY (AND BUYER HAS NOT RELIED UPON) ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS, FINANCIAL STATEMENTS PERTAINING TO THE OPERATION OF THE PROPERTY OR ANY OTHER INFORMATION RESPECTING THE PROPERTY FURNISHED BY SELLER OR ANY EMPLOYEE, AGENT, CONSULTANT OR OTHER PERSON REPRESENTING OR PURPORTEDLY REPRESENTING SELLER. BUYER ACKNOWLEDGES THAT TO THE EXTENT REQUIRED TO BE OPERATIVE, THE DISCLAIMERS OF REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 12.07 ARE CONSPICUOUS DISCLAIMERS FOR PURPOSES OF ANY APPLICABLE LAW, RULE, REGULATION OR ORDER. AS PART OF BUYER’S AGREEMENT TO PURCHASE AND ACCEPT THE PROPERTY “AS-IS-WHERE-IS” AND NOT AS A LIMITATION ON SUCH AGREEMENT, BUYER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES AND RELEASES ANY AND ALL ACTUAL OR POTENTIAL RIGHTS BUYER MIGHT HAVE REGARDING ANY FORM OF WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND OR TYPE, RELATING TO THE PROPERTY AND ANY INFORMATION RESPECTING THE PROPERTY. SUCH WAIVER AND RELEASE IS ABSOLUTE, UNCONDITIONAL, IRREVOCABLE, COMPLETE, TOTAL AND UNLIMITED IN ANY WAY. SUCH WAIVER AND RELEASE INCLUDES, BUT IS NOT LIMITED TO, A WAIVER AND RELEASE OF EXPRESS WARRANTIES, IMPLIED WARRANTIES, WARRANTIES OF FITNESS FOR A PARTICULAR USE, WARRANTIES OF MERCHANTABILITY, WARRANTIES OF HABITABILITY, STRICT LIABILITY RIGHTS AND CLAIMS OF EVERY KIND AND TYPE, INCLUDING, BUT NOT LIMITED TO, CLAIMS REGARDING DEFECTS WHICH WERE NOT OR ARE NOT DISCOVERABLE, PRODUCT LIABILITY CLAIMS, PRODUCT LIABILITY TYPE CLAIMS, ANY RIGHTS AND CLAIMS RELATING TO OR ATTRIBUTABLE TO ENVIRONMENTAL CONDITIONS, ALL OTHER EXTANT OR LATER CREATED OR CONCEIVED OF STRICT LIABILITY OR STRICT LIABILITY TYPE CLAIMS AND RIGHTS. This Section shall survive the Closing without limitation.

ARTICLE XIII.
THE CLOSING
13.01. Time and Place
(a)	Subject to the conditions in Article X, the casualty and condemnation provisions in Article XIV, and Seller’s option to extend the Closing Date in connection with Seller’s election to attempt to cure title defects, the consummation of the transactions contemplated by this Agreement (“Closing”) shall take place on the Closing Date at 9:00 a.m. at the office of the Escrow Agent, or at such other date, place and time as Buyer and Seller may mutually agree upon in writing. Buyer shall take possession of the Property effective as of the Transfer Time.

(b)	In the event the Closing does not occur by August 31, 2008, subject to the rights of Buyer to specific performance, the Agreement shall terminate and the Deposit shall be returned to Buyer, so long as Buyer is in compliance with all of the terms and conditions contained in this Agreement to be performed by Buyer. If Buyer is not in compliance with all of the terms and conditions contained in this Agreement to be performed by Buyer as of such date, and Seller is not in material breach of its obligations in this Agreement (and, if Seller is breach, such breach does not continue for a period of ten (10) business days after Buyer delivers written notice thereof to Seller), the Deposit shall be paid to the Seller as liquidated damages as provided in Section 9.04 In the event the Closing does not occur by August 31, 2008 as a result of the failure of the applicable governmental authorities to issue a decision on Buyer’s application for a gaming license and further provided that such regulatory approval process is ongoing, the outside date for Closing shall be extended to November 30, 2008.
13.02. Price
     At the Closing, the Deposit shall be applied to payment of the Purchase Price and Buyer shall pay to Escrow Agent (subject to the adjustments and/or prorations provided by Article V and Sections 13.03, 13.04 and 13.06) the balance of the Purchase Price by federal wire transfer of good and clear funds to a bank account specified by Escrow Agent. Funds representing the balance of the Purchase Price shall be delivered by Escrow Agent to Seller by federal wire after delivery of the Closing documents by Seller to the Escrow Agent but before recording of the deed. In no event shall funds representing the balance of the Purchase Price be wired to Escrow Agent’s bank account by Buyer later than 12:00 noon (central time) on the Closing Date.
13.03. Closing Costs
(a)	Seller shall pay the following costs and expenses at Closing in addition to other items provided to be adjusted in Sections 5.05 and 5.06:
(i)	costs for preparing any instruments of conveyance;

(ii)	Seller’s prorated share of real estate and tangible personal property taxes, rents, or assessments;

(iii)	Seller’s own legal expenses; and

(iv)	50% of any other fees and expenses of closing; and

(v)	any transfer or sales taxes associated with the transactions contemplated herein, including without limitation, transfer taxes due and payable upon the transfer of any of the Property.
(b)	Buyer shall pay the following costs and expenses when due, but no later than at Closing:
(i)	costs of transferring or cancelling (if Seller is not released because of Buyer’s failure to satisfy credit standards) any Operating Agreements;

(ii)	recording fees on all instruments recorded;

(iii)	all costs for issuing the Title Insurance Commitment and the Title Policy and any costs of updating the Surveys;

(iv)	Buyer’s prorated share of all real estate and tangible personal property, taxes, rents, or assessments;

(v)	all licensing fees, including, without limitation, with respect to Buyer’s business, gaming and liquor licenses;

(vi)	Buyer’s own legal expenses; and

(vii)	50% of any other fees or expenses of closing.
13.04. Revenue and Expense Prorations
     Seller and Buyer will make appropriate apportionments and pro-rations of expenses, rents, taxes and revenues and settle them by adjustment amounts on the Closing Statement or the Operations Settlement, as the case may be, in accordance with the terms and conditions of this Agreement.
13.05. Closing Documents
     At the Closing, Buyer and Seller shall also execute and deliver such documents as are required for the Closing, including, but not limited to, those required by Sections 5.01 and 11.02.
13.06. Gaming Procedures and Prorations
     The Purchase Price shall be reduced by the Seller’s liability for amounts shown on:

(a)	Subject to Section 3.01, Seller’s progressive slot machine meters (other than multi-site progressives); and table games with an in-house progressive jackpot feature.

(b)	Buyer shall assume, indemnify and hold Seller harmless from such liability for item 13.06(a) above.
     Buyer and Seller shall mutually agree upon a procedure for counting and determining cash and cash equivalents located at the Hotel/Casino (including, without limitation, cash, negotiable instruments, and other cash equivalents located in cages, drop boxes, slot machines and other gaming devices) as of the Transfer Time and Buyer shall pay to Seller as part of the Operations Settlement the amount of cash and cash equivalents so determined.
     Pursuant to the State of Mississippi Gaming Regulation III.E.6(a), Seller shall, prior to Closing, submit for approval of the Gaming Authority a plan for the destruction of all chips, tokens and plaquemines at the Hotel/Casino (both as of the Closing Date and at the conclusion of the redemption period provided in the following paragraph). Buyer agrees to cooperate fully with Seller in effectuating the plan that is approved.
     Pursuant to State of Mississippi Gaming Regulation III.E.6(b), Seller shall, for a period of not less than 120 days after the cessation of gaming by Seller on the Property, redeem for cash all of Seller’s gaming chips, tokens and plaquemines issued prior to the Closing. The procedures to be used by Seller shall be submitted to the Gaming Authority to the extent required, with a copy to Buyer, as soon as practical. Buyer acknowledges and agrees that to the extent the Gaming Authority allows, at the request of Seller, Buyer shall redeem said chips, tokens and plaquemines and Seller shall reimburse Buyer for said redemption once per week.
     Notwithstanding the foregoing two paragraphs, in the event the Gaming Authority authorizes Buyer to use Seller’s chip, tokens and plaquemines after the Transfer Time, Buyer may continue to use Seller’s gaming chips, tokens and plaquemines during the period specified in the License granted to Buyer granted pursuant to Section 4.02. At or before the termination of the License, Buyer shall comply with Mississippi Gaming Regulations III.E.6.(a) and (b) with regard to the redemption of such gaming chips, tokens or plaquemines; provided, however, that Buyer shall deliver Seller’s gaming chips, tokens and plaquemines to Seller F.O.B. the Hotel/Casino and Seller shall be responsible to destroy such items at Seller’s expense and in accordance with all laws and regulations.
     Buyer and Seller shall at the Operations Settlement, inventory all chips, tokens and plaquemines. A second inventory shall be taken at the expiration of Buyer’s License and of the 120 day regulatory redemption period. Any increase in the dollar value of the second inventory over the first inventory (unless caused by the placing of new inventory into service following the first inventory) shall be paid by Seller to Buyer within thirty (30) days after the delivery by Buyer to Seller of a certified accounting of the second inventory by Buyer’s certified public accounting firm, or by the Gaming Authority.
     Buyer’s and Seller’s obligations with respect to the redemption and destruction of gaming chips, tokens and plaquemines and adjustment for changes in the inventory thereof shall survive Closing.
ARTICLE XIV.
INSURANCE, CONDEMNATION AND CASUALTY
14.01. Insurance
     All of Seller’s fire and casualty insurance may be cancelled by Seller as of the date of Closing, and any refunded premiums shall be retained by Seller. Buyer will be responsible for acquiring and placing its casualty insurance and business interruption insurance liability insurance for periods after the Closing.
14.02. Condemnation and Casualty
(a)	If, before the Closing, Seller receives notice that the Hotel/Casino and the Land is to be wholly condemned, or to be condemned in such substantial part as would materially and adversely affect the ability to operate the remainder of the Hotel/Casino, or if the Hotel/Casino is wholly destroyed by fire or other casualty, or if so much of the Hotel/Casino is damaged by fire or other casualty that: (i) the cost of repairing such damage is at least Five Million Dollars ($5,000,000), as determined by the claims adjuster appointed by the casualty insurer(s) insuring the Hotel/Casino for Seller (the “Adjustment”); or (ii) more than one-third (1/3) of the gaming positions on the Vessel or one-third (1/3) of the guest rooms in the Hotel/Casino are out of operation on the Closing Date (collectively and separately the “Threshold”), then, in such event, Buyer and Seller shall each have the right to terminate this Agreement by delivering notice of termination in writing to the other party within ten (10) days after the receipt of notice of such condemnation or Adjustment, as the case may be, (which notice will, to the extent then known, contain the amount of compensation offered for such condemnation or the adjusted amount of damage caused by the casualty, as the case may be) and, upon giving such notice of termination, the Deposit shall be paid by Escrow Agent to Buyer, and Seller and Buyer shall each be released and discharged from any further obligation to each other hereunder; provided, however, that if neither Buyer nor Seller elects to terminate this Agreement, the purchase contemplated herein shall be consummated within the later of: (i) five (5) Business Days after the expiration of such ten (10) day period, or (ii) the Closing Date, and Buyer shall be entitled to, reduction of the Purchase Price in the amount of the Adjustment (the “Casualty Credit”) or to the condemnation award, as the case may be, as full compensation for the damage (but shall itself insure business interruption and have no claim against Seller or Seller’s business interruption insurance) and Seller shall have no responsibility for the restoration and repair of the Property or any resultant loss, directly, by subrogation, or otherwise. If the Adjustment has not been completed and the time for the Buyer and Seller to terminate this Agreement with respect to such casualty and loss has not expired, prior to the Closing Date, the Closing Date shall be extended until two (2) days after the later of: (i) the date upon which the Adjustment is completed, if the adjustment exceeds the Threshold; and (ii) the date of expiration of the time for Buyer and Seller to terminate this Agreement.
(b)	If, before the Closing, the Hotel/Casino is damaged by fire or other casualty to the extent that the cost of repairing or restoring the same, and the number of gaming positions on the Vessel that are out of operation on the Closing Date, are below the Threshold, or if Seller receives notice that the Hotel/Casino and/or Land is to be partially condemned, but without materially and adversely affecting the ability to operate the remaining portion of the Hotel/Casino, then, and in any such event, the Closing shall proceed as scheduled and Buyer shall receive the Casualty Credit or the condemnation award, as the case may be, as full compensation for the damage to the Hotel/Casino (but shall itself insure business interruption and have no claim against Seller or Seller’s business interruption insurance), and Seller shall have no responsibility for restoration or repair of the Property or any resultant loss, directly, by subrogation, or otherwise.
ARTICLE XV.
MISCELLANEOUS COVENANTS AND PROVISIONS
15.01. Assignment; Successors and Assigns
     This Agreement may not be assigned by Buyer directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise without the prior written approval of Seller in its sole discretion except to an Affiliate of Buyer who assumes all obligations under this Agreement in writing acceptable to Seller. No assignment shall, in any event, release Buyer from any of its obligations to Seller hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any consideration received by Buyer in connection with the assignment of this Agreement shall, as a condition of any such assignment being effective, be paid to Seller at the time of the assignment by cash or certified check, it being the intent of the parties that Buyer shall not be entitled to receive any profit in connection with any assignment of this Agreement and that all profit pertaining to the sale of the Property shall belong to Seller.
15.02. Counterparts
     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
15.03. Waiver
     No failure or delay in acting by any party to this Agreement shall, unless expressly otherwise provided in this Agreement, be deemed a waiver of such party’s rights. Any waiver of rights or remedies shall, unless expressly so provided in this Agreement, be required to be signed by the party charged with the waiver in order for such waiver to be effective.

15.04. Amendments
     This Agreement may be modified or amended only by the written consent of both parties.
15.05. Further Agreements
     Each party agrees that it will execute and deliver to the other party any additional documents, agreements or instruments necessary or reasonable to give effect to this Agreement or any provision hereof.
     Buyer agrees to submit its application for its State of Mississippi Gaming license with the Gaming Authority, any associated applications for finding of suitability or registration as required by the Gaming Authority, and any applications for approval of this Agreement and the transaction(s) contemplated thereby, together with all required supporting information, within thirty (30) days after the execution of this Agreement and to diligently pursue such license application and to schedule and attend hearings, and promptly submit any additional information, documentation, or fees that may be requested by the Gaming Authority. Seller agrees to deliver to the Gaming Authority any plans of the Hotel/Casino and any other information pertaining to the Property that are in its possession and required for Buyer’s gaming license application. Any such information that is confidential or proprietary shall be delivered in a manner that will preserve confidentiality.
15.06. Attorneys’ Fees
     In the event that any party is required to retain the services of any attorney to enforce or otherwise litigate or defend any matter or claim arising out of or in connection with this Agreement, then the prevailing party shall, subject to the limitation of Section 9.05, be entitled to its reasonable attorneys’ fees from the other party.
15.07. Entire Agreement
     This Agreement sets forth all the promises, representations, agreements, conditions and understandings relative to the transactions set forth herein, and neither party is relying upon any promises, representations, agreements, conditions or understandings, either oral or written, other than those expressed in this Agreement.
15.08. Brokers and Finders
     Buyer represents and warrants to Seller that Buyer has had no dealings, negotiations or consultations with respect to the Property or this transaction with any broker, agent or finder retained exclusively by Buyer. Buyer shall defend, indemnify and save Seller harmless from and against all costs, fees (including, without limitation, attorneys’ fees), expenses, liabilities and claims incurred or suffered by Seller as result of any claim that may be made against Seller with respect to Buyer’s dealings, negotiations or consultations with any broker, agent or finder with respect to the Property retained exclusively by Buyer. In the event that any other advisor, broker, agent or finder claims to have submitted the Property to Buyer or Seller, to have induced Buyer to have taken part in any dealings, negotiations or consultations with respect to the

Property or this transaction, Buyer shall also be responsible for and shall defend, indemnify and save Seller harmless from and against all costs, fees (including, without limitation, attorneys’ fees), expenses, liabilities and claims incurred or suffered by Seller as a result of such claim, unless such claim is proven to have resulted from Seller’s engagement of such person.
15.09. Notices
     All notices required, permitted, or given pursuant to the provisions of this Agreement shall be in writing, and either hand delivered or delivered by certified mail, postage prepaid, return receipt requested, or by Federal Express, addressed as follows:

If to Buyer:	Robert B. Sturges,
Chief Executive Officer
c/o Nevada Gold & Casinos, Inc.
3040 Post Oak Blvd., Suite 675
Houston, TX 77056
Phone: (713) 621-2245
Fax: (713) 621-6919
E-mail: rsturges@nevadagold.com

If to Seller:	Donna More, Vice President
Tropicana Casinos and Resorts
740 Centre View Boulevard
Crestview Hills, KY 41017
Phone: (859) 669-1505
Fax: (859) 578-1190
E-mail: dmore@tropicanacasinos.com

and

Tedd Friedman, Esq.
Katz, Teller, Brant & Hild
255 East Fifth Street, Suite 2400
Cincinnati, OH 45202
Phone: 513-721-4532
Fax: 513-762-0013
E-mail: tfriedman@katzteller.com
     Notices shall be deemed delivered on the date that is four (4) calendar days after the notice is deposited in the U.S. mail (not counting the mailing date) if sent by certified mail, or, if hand delivered, on the date the hand delivery is made. If given by Federal Express, the notice shall be deemed delivered on the next business day following the date that the notice is deposited with Federal Express. The addresses given above may be changed by any party by notice given in the manner provided herein.

15.10. Section Headings
     The section headings of this Agreement are for reference only and shall not be used to construe or interpret this Agreement.
15.11. Governing Law
     The laws of the State of Mississippi applicable to contracts made and wholly performed therein shall govern the validity, construction, performance and effect of this Agreement. Further, in the event of any conflict between the exhibits hereto and this Agreement, this Agreement shall control.
15.12. Publicity
     Except as may be required under applicable laws including federal securities laws, court process or by obligations pursuant to any listing agreement with any national securities exchange, until the Closing neither party will make any public announcement or issue any press release concerning this Agreement and the transactions contemplated hereby without the consent of the other party, which consent shall not be unreasonably withheld. Subject to the foregoing, Buyer hereby acknowledges and reaffirms that certain confidentiality letter dated June 19, 2007, executed by Buyer in favor of Seller.
15.13. Matters of Drafting
     Whenever in this Agreement any words of obligation or duty are used in connection with either party, such words shall have the same force and effect as though framed in the form of express covenants on the part of the party obligated.
     Masculine or feminine pronouns shall be substituted for the neuter form and vice versa, and the plural shall be substituted for the singular form and vice versa, in any place or places herein in which the context requires such substitution or substitutions.
15.14. Time of Essence
     Time is of the essence of this Agreement and all of the terms, provisions, covenants and conditions hereof.
15.15. Nonwaiver
     The failure to enforce or the delay in enforcement of any provision of this Agreement by a party hereto or the failure of a party hereto to exercise any right hereunder shall in no way be construed to be a waiver of such provision or right (or of any other provision or right hereof whether of a similar or dissimilar nature) unless such party expressly waives such provision or right in writing.

     In Witness Whereof, this Agreement has been duly executed and delivered as of the date first above written.

BUYER: NEVADA GOLD VICKSBURG, LLC
By:	/s/ Robert B. Sturges
Its: Chief Executive Officer
Printed Name: Robert B. Sturges

SELLER: COLUMBIA PROPERTIES VICKSBURG, LLC
By:	/s/ John G. Jacob
	Its:	SVP & CFO
Printed Name: John G. Jacob

GUARANTY
     Columbia Sussex Corporation, a Kentucky corporation (“CSC”) hereby guarantees the prompt payment and performance of the Seller’s indemnity obligations contained in Section 9.03 of the Agreement, as limited by the express terms and conditions of Article IX therein. Except as provided in the foregoing sentence, CSC is not liable for any obligation of the Seller under the foregoing Agreement.

COLUMBIA SUSSEX CORPORATION
By:	/s/ Theodore R. Mitchel
Theodore R. Mitchel Secretary/Treasurer

LIST OF EXHIBITS

EXHIBIT A	Legal Description

EXHIBIT A-1	Survey

EXHIBIT B	Operating Agreements

EXHIBIT C	Promissory Note

EXHIBIT D	Purchase Price Allocation

EXHIBIT E	Passenger/Delivery Vehicles

EXHIBIT F	Notices of Violation

EXHIBIT G	Licenses and Permits

EXHIBIT H	Operating Agreements to be Terminated at Closing

EXHIBIT I	Leases to be Assumed

EXHIBIT J	Trademarks and Service Marks

EXHIBIT K	Employee Positions

EXHIBIT L	FCC License(s)

EXHIBIT M	Corp of Engineers Permit(s)

EXHIBIT N	Buyer’s Principal Information Statement and Buyer’s Financial Statement and Certificate

EXHIBIT O	Escrow Agreement

EXHIBIT P-1	System Marks

EXHIBIT P-2	Licensed Marks

EXHIBIT Q	Purpose of Marks

EXHIBIT R	Excluded Software

EXHIBIT S	Historic Operating Agreements

EXHIBIT T	Reserved

EXHIBIT U	Special Warranty Deed

EXHIBIT V-1	Excluded Personal Property

EXHIBIT V-2	Bill of Sale

EXHIBIT W	Assignment and Assumption of Operating Agreements/Lease

EXHIBIT X	Assignment and Assumption of Reservations and Frequent Player Awards

EXHIBIT Y	Assignment and Assumption of Master Agreement and Release/Replacement Guaranty

EXHIBIT Z	Non-Foreign Affidavit

EXHIBIT AA	Vessel Bill of Sale

EXHIBIT BB	FCC License Assignment

EXHIBIT CC	Reserved

EXHIBIT DD	Reserved

EXHIBIT EE	Update of Warranties and Representations

EXHIBIT FF	Replacement Guaranty

EXHIBIT GG	Reserved

EXHIBIT HH	Transfer of Guest Items

EXHIBIT II	Guest’s Baggage Inventory Certification

EXHIBIT JJ	Seller’s Affidavit